

17017692

Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-53268

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aprio Strategic Partners, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Concourse Parkway Suite 1000
(No. and Street)

Atlanta	GA	30328
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 S Sixth Street Suite 2300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

akb

OATH OR AFFIRMATION

I, Keith Greenwald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aprio Strategic Partners, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


LINDA D WILLIAMS
NOTARY
EXPIRES
GEORGIA
August 31, 2020
PUBLIC
CLAYTON COUNTY

APRIO STRATEGIC PARTNERS, LLC

Atlanta, Georgia

FINANCIAL STATEMENTS

Including Independent Auditors' Report

As of and for the Year Ended December 31, 2016

APRIO STRATEGIC PARTNERS, LLC

TABLE OF CONTENTS
As of and for the Year Ended December 31, 2016



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sole Member
Aprio Strategic Partners, LLC
Atlanta, Georgia

We have audited the accompanying statement of financial condition of Aprio Strategic Partners, LLC (formerly known as HA&W Strategic Partners, LLC) as of December 31, 2016, and the related statements of operations, member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Aprio Strategic Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aprio Strategic Partners, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in page 8 has been subjected to audit procedures performed in conjunction with the audit of Aprio Strategic Partners, LLC's financial statements. The supplemental information is the responsibility of Aprio Strategic Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 24, 2017

APRIO STRATEGIC PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2016

ASSETS

CASH	$	7,996
TOTAL ASSETS	$	7,996

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Total Liabilities	$	-
MEMBER'S EQUITY		7,996
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	7,996

See accompanying notes to financial statements.

APRIO STRATEGIC PARTNERS, LLC

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2016

REVENUES	$ 30
EXPENSES	14,901
NET LOSS	$ (14,871)

See accompanying notes to financial statements.

APRIO STRATEGIC PARTNERS, LLC

STATEMENT OF MEMBER'S EQUITY
For the Year Ended December 31, 2016

BALANCE, December 31, 2015	$	7,367
Contributions by member		15,500
2016 net loss		(14,871)
BALANCE, December 31, 2016	$	7,996

See accompanying notes to financial statements.

APRIO STRATEGIC PARTNERS, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (14,871)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions by member	15,500
Net Change in Cash	629
CASH - Beginning of Year	7,367
CASH - END OF YEAR	$ 7,996

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Aprio Strategic Partners, LLC (the Company) was organized in Georgia as a limited liability company on August 15, 1999. The Company offers money management services to the public. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The name of the Company was changed to Aprio Strategic Partners, LLC from HA&W Strategic Partners, LLC effective as of January 12, 2017.

The Company had minimal revenues in 2016. The Company is committed to maintaining adequate operating cash and required net capital during this period of inactivity. The Company is a wholly owned subsidiary of Aprio Capital Partners, LLC (parent), formerly HA&W Capital Partners, LLC, who has committed to and has the financial resources for the Company to meet all of its financial obligations through February 24. 2018.

Cash

The Company maintains its cash in financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Revenue Recognition

Commission income is recorded on a trade-date basis.

Income Taxes

The Company is a disregarded entity for federal income tax purposes. The Company's taxable income, expenses, gains and losses are reported on the sole member's income tax returns and the resultant tax liability is assessed to the member. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - Summary of Significant Accounting Policies (Cont.)

Recently Issued Accounting Pronouncement

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Top 606; ASU 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606", which both narrow aspects for Topic 606. Topic 606 (as amended) is effective for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently assessing the effect that Topic 606 (as amended) will have on its results of operations, financial condition and cash flows.

NOTE 2 - Related Party

The Company has an agreement with the parent, the sole member, to pay a percentage of shared expenses. Shared overhead costs are allocated based on the Company's revenue as a percentage of the parent's total revenue. There were no shared expenses incurred by the Company for the year ended December 31, 2016. Accrued expenses as of December 31, 2016 were $0. Direct broker-dealer expenses are paid by the Company.

NOTE 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2016, the Company had net capital of $7,996 which was $2,996 in excess of its required net capital of $5,000 for each year. The Company's net capital ratio was 0.00 to 1 as of December 31, 2016.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's Amended December 31, 2016 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 4 - Subsequent Events

The Company has evaluated subsequent events occurring through February 24, 2017, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

SUPPLEMENTARY INFORMATION

APRIO STRATEGIC PARTNERS, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2016

COMPUTATION OF NET CAPITAL

Total member's equity	$ 7,996
Total non-allowable assets	-
Net capital before haircuts on securities positions	7,996
Haircuts on securities positions	-
Net capital	$ 7,996

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ -

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital	$ 2,996
Net capital less 120% of minimum net capital	$ 1,996
Ratio: Aggregate indebtedness to net capital	0 to 1

APRIO STRATEGIC PARTNERS, LLC

Atlanta, Georgia

EXEMPTION REPORT

Including Report of Independent Registered
Public Accounting Firm

For the Year Ended December 31, 2016

APRIO STRATEGIC PARTNERS, LLC

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sole Member
Aprio Strategic Partners, LLC
Atlanta, Georgia

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Aprio Strategic Partners, LLC (formerly known as HA&W Strategic Partners, LLC), identified the following provision of 17 C.F.R. § 15c3-3(k) under which Aprio Strategic Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Aprio Strategic Partners, LLC stated that Aprio Strategic Partners, LLC met the identified exemption provisions for the year ended December 31, 2016, without exception. Aprio Strategic Partners, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Aprio Strategic Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 24, 2017


HA&W
STRATEGIC PARTNERS, LLC

January 3, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: HA&W Strategic Partners, LLC CRD #112766 – Exemption Report Fiscal Year End 2016

To Whom It May Concern:

This letter is to report that HA&W Strategic Partners, LLC claims exemption from SEC Rule 15c3-3 under paragraph (k)(2)(i) (the Customer Protection Rule) limiting its business to the distribution of mutual funds and/or variable life insurance annuities. HA&W Strategic Partners, LLC did not hold customer funds or safe keep customer securities for the period.

HA&W Strategic Partners, LLC has met the identified exemption provisions for period January 1, 2016 through December 31, 2016 without exemption.

I, Debbie Powell, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Sincerely,

Debbie Powell
Chief Compliance Officer
770-353-3156